UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File No. 333-13550 and File No. 333-118932, the registration statement on Form F-4, File No. 333-122040 and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Konrad F. Reiss, the member of Deutsche Telekom’s Management Board responsible for the Business Customers strategic business unit and CEO of T-Systems, passed away unexpectedly on Wednesday night. Chairman Kai-Uwe Ricke will temporarily assume responsibility for the Business Customers strategic business unit on the Management Board of Deutsche Telekom AG. Wilfried Peters, responsible for Finance & Controlling at T-Systems, will act as Chairman of the Managing Board of T-Systems International GmbH until a successor is found.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Dated: April 7, 2005